Exhibit 3.16

SAVANNA ENERGY SERVICES CORP.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Savanna Energy Services Corp. (“Savanna” or the “Corporation”)

800, 311 - 6th Avenue S.W.

Calgary, Alberta T2P 3H2

2.	DATE OF MATERIAL CHANGE

March 8, 2017 and March 14, 2017.

3.	NEWS RELEASE

News releases setting out information concerning the material changes described in this report were issued by the Corporation on March 9, 2017 and March 14, 2017 and disseminated through the facilities of a recognized news service, and would have been received by the securities commissions where the Corporation is a reporting issuer in the normal course of dissemination.

4.	SUMMARY OF MATERIAL CHANGE

On March 8, 2017, Savanna and Western Energy Services Corp. (“Western”) entered into an arrangement agreement (the “Original Arrangement Agreement”), a copy of which has been filed on the SEDAR website at www.sedar.com under the Corporation’s profile, pursuant to which Western agreed to acquire all of the issued and outstanding common shares of Savanna (“Savanna Shares”) on the basis of 0.85 of a common share of Western (each whole share, a “Western Share”) for each outstanding Savanna Share (the “Original Consideration”). On March 14, 2017, Savanna and Western entered into an amending agreement (the “Amending Agreement”) to the Original Arrangement Agreement (together, the “Arrangement Agreement”) pursuant to which, among other things, Western increased the consideration payable to the Savanna Shareholders (as defined herein) to 0.85 of a Western Share and $0.21 in cash for each outstanding Savanna Share held (the “Revised Consideration”) and increased the reciprocal termination fee by $5 million to $20 million.

The transaction is to be completed by way of a plan of arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (the “ABCA”).

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1	FULL DESCRIPTION OF MATERIAL CHANGE

This is a summary of the Arrangement Agreement and reference should be made to full text of the Original Arrangement Agreement and the Amending Agreement which are both available on SEDAR.

The Arrangement

On March 8, 2017, Savanna and Western entered into the Original Arrangement Agreement pursuant to which Western agreed to acquire all of the issued and outstanding Savanna Shares on the basis of 0.85 of a Western Share for each outstanding Savanna Share. The Original Consideration reflected a value of $2.30 per Savanna Share based on the volume weighted average trading price of Western Shares on the Toronto Stock Exchange (the “TSX”) for the ten day period ended March 8, 2017 of $2.71, which represented a 14.5% premium over Savanna’s volume weighted average trading price on the TSX for the same period of $2.01.

On March 14, 2017, Savanna and Western entered into the Amending Agreement, pursuant to which, among other things, Western increased the consideration payable to the Savanna Shareholders to 0.85 of a Western Share and $0.21 in cash for each outstanding Savanna Share held. The Revised Consideration reflected a price of $2.30 per Savanna Share based on the volume weighted average trading price of Western Shares on the TSX for the ten day period ended March 14, 2017 of $2.46. This represented a premium of 14.3% over Savanna’s volume weighted average trading price on the TSX for the same period of $2.01.

Interim Order and Calling of Savanna and Western Meetings

The Arrangement Agreement provides that the Arrangement will be effected under the ABCA. In the Arrangement Agreement, Savanna has agreed it will use its reasonable commercial efforts to make an application for an interim order (the “Interim Order”) of the Court of Queen’s Bench of Alberta on or prior to April 7, 2017. The Interim Order is expected to contain declarations and directions with respect to the Arrangement and the calling and conduct of an annual and special meeting of holders of Savanna shares (“Savanna Shareholders”) at which Savanna Shareholders will be asked, among other things, to consider and, if thought fit, approve a special resolution (the “Arrangement Resolution”) respecting the Arrangement (the “Savanna Meeting”). Western has agreed to call an annual and special meeting of shareholders of Western (the “Western Shareholders”) at which the Western Shareholders will be asked, amongst other things, to consider and, if thought fit, approve a special resolution authorizing the issuance of Western Shares to the Savanna Shareholders under the Arrangement (the “Western Resolution”). The Arrangement Agreement provides that Savanna and Western will use reasonable commercial efforts to cause the Savanna Meeting and the Western Meeting, respectively, to occur on or prior to May 9, 2017 and that Savanna will pursue an application for the final order as soon as reasonably practicable, but in any event not later than three business days after the Arrangement Resolution is passed. Pursuant to the terms of the Arrangement Agreement, the Articles of Arrangement must be filed within two business days following the satisfaction, and where not prohibited, the waiver of the conditions contained in the Arrangement Agreement. It is expected that the Arrangement will be completed shortly after the meetings of the Savanna Shareholders and Western Shareholders, subject to receipt of all regulatory approvals and in any event not later than June 30, 2017.

Board Nominees

Pursuant to the terms of the Arrangement Agreement, Western has agreed to, as soon as reasonably practicable, take such reasonable commercial steps as may be required by the TSX and applicable law, to permit the appointment of Chris Strong and such other nominee to be mutually agreed upon by both Western and Savanna to the board of directors of Western prior to giving effect to the Arrangement.

Approvals

The Arrangement Agreement provides that receipt of all required regulatory approvals, including, without limitation: (i) the conditional approval of the TSX for the listing of the Western Shares to be issued pursuant to the Arrangement; and (ii) the receipt of the approvals under the Competition Act (Canada) and the Hart-Scott-Rodino Antitrust Improvements Act, are conditions precedent to the Arrangement becoming effective. Subject to the terms of the Interim Order, it is expected that the Arrangement Resolution will require approval by: (i) two-thirds of the votes cast by Savanna Shareholders present in person or by proxy at the Savanna Meeting; and (ii) a majority of the Savanna Shareholders after excluding the votes cast in respect of the Savanna Shares held by Persons whose votes may not be included in determining minority approval in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, in order to become effective. The Western Resolution will require approval by a simple majority of the votes cast by Western Shareholders present in person or by proxy at the Western Meeting in order to become effective. In the event that the required regulatory approvals or the requisite approvals of the Savanna Shareholders and the Western Shareholders are not received, the Arrangement will not proceed.

Representations and Warranties of Savanna and Western

Savanna and Western have each made customary representations, warranties and covenants in the Arrangement Agreement, including, among others, covenants to conduct their businesses in the ordinary course between the execution of the Arrangement Agreement and the completion of the Arrangement and covenants not to engage in certain kinds of transactions during that period.

Conditions to the Completion of the Arrangement

Completion of the Arrangement is subject to customary conditions including, among others, (i) approval of the Arrangement Resolution by the Savanna Shareholders, (ii) approval of the Western Resolution by Western Shareholders, (iii) the approval of the Court of Queen’s Bench of Alberta, (iv) the receipt of required regulatory approvals including approvals under the Competition Act (Canada) and the Hart-Scott-Rodino Antitrust Improvements Act, (v) dissent rights shall not have been exercised or exercised and not withdrawn with respect to more than 5% of the issued and outstanding Savanna Shares, (vi) notice of redemption of Savanna’s 7.0% unsecured notes due May 25, 2018 (the “Senior Notes”) shall have been given to each holder of such notes within the time frames prescribed in the Arrangement Agreement, and Savanna shall have either (A) completed the redemption of all the Senior Notes on or after May 25, 2017 and in any event no later than June 1, 2017, or (B) defeased all of the Senior Notes at par, (vii) the conditional approval of the listing of the Western Shares to be issued under the Arrangement on the TSX, and (viii) the absence of any material adverse change with respect to Savanna and Western, as applicable.

Board Recommendations

The Savanna Board has unanimously approved the execution and delivery of the Arrangement Agreement and all related agreements by Savanna. Based upon verbal fairness opinions from Peters & Co. Limited and Cormark Securities Inc. and the recommendation of the special committee of the Savanna board of directors, and after consulting with its financial and legal advisors, among other things, the Savanna board of directors unanimously approved the Arrangement and unanimously determined that the Arrangement is fair to the Savanna Shareholders and is in the best interests of Savanna and the Savanna Shareholders. The Savanna Board unanimously recommended that Savanna Shareholders vote in favour of the Arrangement. The Savanna Board has resolved unanimously to recommend that the Savanna Shareholders vote in favour of the Arrangement Resolution at the Savanna Meeting.

The Western board of directors received the verbal fairness opinion from Raymond James Ltd., and has unanimously, after receiving legal and financial advice determined that the Western Resolution is in the best interests of Western and the Western Shareholders and has unanimously recommended that the Western Shareholders vote in favour of the Western Resolution.

Support Agreements

Shareholders of Savanna, including the Alberta Investment Management Corporation as well as the directors and officers of Savanna, holding approximately 13.1% of the outstanding Savanna Shares, have entered into lock up agreements to vote in favour of the Arrangement Resolution. Shareholders of Western, including all directors and senior management, holding approximately 14.4% of the outstanding Western Shares, have entered into lock up agreements to vote in favour of the Western Resolution.

Non-Solicitation and Termination Fee

Pursuant to the terms of the Arrangement Agreement, Savanna and Western have agreed that neither party will solicit, initiate, encourage or otherwise facilitate any discussions concerning any other business combination or sale of material assets. Either the Savanna Board or the Western board of directors may respond to unsolicited superior proposals subject to certain requirements and notification to the other party who has the right to match any superior proposals within a 72 hour match period. The Arrangement Agreement provides for a reciprocal termination fee of $20 million payable in certain circumstances if the Arrangement is not completed.

Financial Advisors

Peters & Co. Limited is acting as financial advisor to Savanna in respect of the Arrangement and has provided the Savanna Board with its verbal opinion that, subject to the assumptions, qualifications and limitations contained therein and its review of the final form of the documents affecting the Arrangement, the consideration to be paid to Savanna Shareholders pursuant to the terms of the Arrangement is fair, from a financial point of view, to Savanna Shareholders.

Cormark Securities Inc. has provided the Savanna Board with its verbal opinion that, subject to the assumptions, qualifications and limitations contained therein and its review of the final form of the documents affecting the Arrangement, the consideration to be paid to Savanna Shareholders pursuant to the terms of the Arrangement is fair, from a financial point of view, to Savanna Shareholders.

5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

For further information, contact Mr. Dwayne LaMontagne, Executive Vice President and Chief Financial Officer, by telephone at (403) 503-9990.

9.	DATE OF REPORT

March 17, 2017.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this material change report contains forward-looking statements and information relating to the contents of the Interim Order, the expected completion of the Arrangement and the shareholder approval requirements of the Arrangement Resolution. These forward-looking statements and information are based on certain key expectations and assumptions made by Savanna. Completion of the Arrangement is subject to a number of conditions which are typical for transactions of this nature. Assumptions have been made with respect to the satisfaction of all conditions precedent under the Arrangement Agreement. Although Savanna believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information as Savanna cannot give any assurance that they will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the failure to satisfy any of the conditions to completion of the Arrangement, the emergence of a superior proposal in respect of either party or the failure to obtain approval of the Savanna Shareholders or Western shareholders may result in the termination of the Arrangement Agreement.

Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Additional risk factors that could affect Savanna’s operations or financial results are included in Savanna’s annual information form and may be accessed through the SEDAR website (www.sedar.com). The forward-looking statements and information contained in this material change report are made as of the date hereof and Savanna does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.